Exhibit 99.1





Alcon®

Seeing Beyond Today





Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. This presentation is being made on September 11, 2006, and Alcon does not undertake any obligation to update any of the forward-looking statements or forward-looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self insured; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's Form 20-F filed with the SEC dated March 15, 2006, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alconinc.com.

Worldwide Leader in Eye Care



Sales	**$4.4 billion in 2005**
Scope	**12,700 total employees** **2,800 person sales force** **75 local operating companies** **60 physician training centers**
Share	**#1 or #2 position in main segments** **#1 share in most product categories**
Science	**$2.5 billion planned R&D investment over next 5 years**

Long-Term Financial Execution



Revenue



2000-05 CAGR = 11.3%
Constant Currency = 10.6%
$5,000
$4,000
$3,000
$2,000
$1,000
$0
2,748
7.6%
3,009
9.5%
3,407
13.2%
3,914
14.9%
4,369
11.6%
2001
2002
2003
2004
2005

Net Income



2000-05 CAGR = 28.0%
$1,200
$1,000
$800
$600
$400
$200
$0
362
9.1%
489
35.0%
595
21.8%
814
36.7%
1,139
39.9%
2001*
2002*
2003
2004*
2005*

(Dollars in US Millions)

* Non-GAAP adjusted Net Income – See appendix for reconciliation

Alcon

Continued Growth Q2 YTD



$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
2005
2006
+10.1%
$2,242.5
$2,467.9
+21.4%
$574.5
$697.4
Revenue
Net Income*

* Non-GAAP adjusted Net Income – See appendix for reconciliation

Enhancing Leadership Through Research





$ Millions Per Year
500
450
400
350
300
250
200
150
100
50
0
213
246
290
323
350
390
422
1999
2000
2001
2002
2003
2004
2005

Alcon R&D Strategic Principles



- Develop new products differentiated from our competitors through innovation
- Invest appropriate to market opportunity
- Blend internal research with external licensing and partnering
- Register products globally



Consumer 7%
Pharma 60%
Surgical 33%

- Pharmaceutical 15 – 17% of Sales
- Surgical 8 – 9% of Sales
- Consumer 4 – 5% of Sales

Alcon

Expanding Research Collaborations



	Glaucoma	Retina	Allergy/Dry Eye
Abbott		●	
Albany Molecular	●		
Amgen	●	●	●
Dharmacon	●	●	●
Jerini AG	●		
Kalypsys	●	●	●
Origenis AG			●

2006 Launches Adding to Growth



DuoTrav™ (EU)	Systane® Liquid Gel (US)
OPTI-FREE® RepleniSH® (US)	LADAR6000™ (US)
AcrySert® (JP)	OZil™ (US/EU)
AcrySof® Natural (JP)	
AcrySof® Toric (US)	

Pending

Vegamox™ (JP)	
Patanol® (JP)	

New Technologies Support Market Share and Gains




U.S. Unit Market Shares
100%
75%
50%
25%
0%
49%
51%
54%
55%
IOL's
2003
2004
2005
2006 YTD

SOURCE: Alcon Data on File

Cataract Share Leader in Hospitals and ASCs




IOL Market Share by Class of Trade (YTD)
80%
70%
60%
50%
40%
30%
20%
10%
0%
Total Market
Hospital
ASC
Alcon
AMO
B&L
Other

SOURCE: Market Scope Annual Cataract Surgeon Report (August 2006)

NTIOL Status is Increasing Use of Aspheric IOLs




Penetration of Aspheric Monofocal IOLs
(% of procedures)
100%
75%
50%
25%
0%
33%
38%
Q1 2006
Q2 2006
Aspheric Mono-Focal IOLs
All Other IOLs

SOURCE: Market Scope
Cataract Quarterly Update (August 2006)

Alcon Maintains Dominant Aspheric IOL Market Share



Aspheric IOL Use by Manufacturer
(% of procedures)


100%
75%
50%
25%
0%
65%
61%
Q1 2006
Q2 2006
Alcon
AMO
B&L

SOURCE: Market Scope
Cataract Quarterly Update (August 2006)

More Surgeons Use ReSTOR than Any Other Brand of PC-IOL




% of Surgeons Using PC-IOLs by Brand
ReSTOR
91%
ReZoom
35%
CrystaLens
27%
0%
20%
40%
60%
80%
100%

SOURCE: Market Scope Annual Cataract Surgeon Report (June 2006)

Vast Majority of Physicians Implant ReSTOR® Bilaterally



% of Physicians Using Mix & Match by Brand


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
ReSTOR
ReZoom
CrystaLens
Mix & Match
Bilateral

	ReSTOR	ReZoom	CrystaLens
% of Surgeons Using	91%	35%	27%

SOURCE: Market Scope Annual Cataract Surgeon Report (June 2006)

Near Term Challenges to Adoption and Penetration



U.S. Surgeon Segmentation


1,500
1,500
5,500
2,400
Predominantly Cataract
Cataract Refractive
Exclusively Refractive
Retina

- Predominantly cataract surgeons unlikely to embrace LVC for PC-IOLs
- Predominantly Cataract surgeons *will move* into this market when the presbyopia correcting IOL can help them manage astigmatism and other clinical issues
- Alcon and ReSTOR are positioned best to deliver this technology to the predominantly cataract surgeon

SOURCE: Market Scope Estimates 2006

AcrySof® Toric Opportunity Has Significant Potential



Surgeons Using Toric Lenses


100
75
50
25
0
13%
65%
Current Use
Future Use

Expected IOL Brand Preference


9%
91%
Acrysof Toric
Staar Toric

SOURCE: Alcon Data on File

Infiniti® is Upgrading and Converting Surgeons



Planning to Acquire New Phaco in the Next 12 Months
(% of US surgeons)



YES
23%



Primary System Consideration
(% of of US surgeons)
100%
75%
50%
25%
0%
64%
Alcon Infiniti
AMO Sovereign
Bausch and Lomb Millennium
AMO Compact
Other

SOURCE: Market Scope: Annual Cataract Surgeon Report (June 2006)

OZil™ Torsional Technology Differentiates Infiniti®



Performance Ratings (Scale 1-10)

(% of US surgeons indicating 9 or 10)



Improve Patient Outcomes
71%
Increase Surgical Efficiency
79%
Minimize Complications
50%
0%
25%
50%
75%
100%
B&L CCS
Whitestar
OZil®

- The OZil™ torsional hand piece is a ***leap*** in lens removal technology

- OZil™ is a proprietary, patented technology which allows doctors to further customize their procedures with the Infiniti® Vision System

SOURCE: Alcon Data on File

EURMEA Glaucoma Market



$US 1.27 Billion Market in 2005


Alpha Agonists
6%
Beta Blockers
37%
Prostaglandins
27%
PG Combos
4%
Non-PG Combos
8%
TCAIS
11%
Other
7%

2003-2010E CAGR	
Total Glaucoma	3.9%
Prostaglandins	7.2%
Prostaglandin Combos	22.2%

(Source: Internal estimates)

Patanol® in Japan


GAME
SBee


Multi-action
14%
Anti-histamine
25%
Mast Cell Stabilizers
61%

US$ 200 million Market

- January to March – Mountain Cedar
- Anti-histamine, Livostin (Santen) is current market leader with 25% share
- Mast Cell Stabilizers led by Intal (Astellas) & Rizaben (Kissei)
- Zaditen (Novartis) is lead multi-action

Patanol® provides the most effective relief

Vegamox™ in Japan


VIGAMOX

- Large and developed market
  - **Approximately US$ 200 million**
  - **Extended course of therapy post-surgery - up to 6 months**
  - **80% converted to fluoroquinolones**
  - **Lead products by Japanese firms dominate market**
    - **Santen (Cravit & Taravid)**
    - **Senju (Gatiflo)**
  - **Flat to declining growth due to pricing pressure**
- 90% of anti-infective Rx's written by ophthalmologists
  - **Alcon Japan positioned well to reach this market**
  - **Able to leverage presence in surgical suite**

RepleniSH™ Driving Opti-Free® Gains


OPTI-
FREE


U.S. Share of Branded Disinfectants
50%
40%
30%
20%
10%
0%
Renu*
OPTI-FREE®
Complete*
RepleniSH launch
Fusarium
Outbreak
11/26/05
12/24/05
1/21/06
2/18/06
3/18/06
4/15/06
5/13/06
6/10/06
7/8/06

* Renu is a registered trademark of Bausch & Lomb. Complete is a registered trademark of Advanced Medical Optics.

Source: AC Nielson

Future Opportunity



U.S. Pipeline

Pharmaceutical		
Travatan® BAC Free	Glaucoma	Filed (2006)
RETAANE®	Wet AMD	Amending (2008+)
15(S) HETE	Dry Eye	Phase III (2008+)
Rimexolone	Dry Eye	Phase II (2008+)
Moxifloxacin/Dexamethasone	Anti-infective/anti-inflammatory	Phase II (2008+)
Moxifloxacin, new formulation	Anti-infective	Phase III (2007)
Patanase	Nasal Allergy	Amending (2007)
Surgical		
AcrySof® ReSTOR® Natural IQ	Cataract	Advanced (2006)
AcrySof® ReSTOR® Toric	Cataract	Advanced (2008+)
Next generation vitreoretinal system	Vitreoretinal	Advanced (2007)
AcrySof® phakic lens	Refractive	Early (2008+)

Sustaining Eye Care Market Leadership



- Maintain business focus on eye care
- Capitalize on global infrastructure to gain operating synergies and expand presence in emerging markets
- Deliver strong and consistent financial performance
- Build core brands on global basis
- Increase R&D investment in age related eye diseases and bring novel treatments for eye disease

Appendix:
Non-GAAP Adjustments



	Reported	Non-GAAP Adjustment	Adjusted	
2002				
Operating Profit	703.7	42.5	746.2	Expense for employee deferred comp, SKBM recall, and IPO proceeds effect in interest expense
Op Profit Growth	19.5%		26.7%	
Net Income	466.9	21.8	488.7	
Net Income Growth	47.9%		35.1%	
Fully Diluted EPS	1.53	0.09	1.62	
2004				
Net Income	871.8	(57.6)	814.2	R&D tax credits and resolution of tax audits
Net Income Growth	46.4%		36.7%	
Fully Diluted EPS	2.80	(0.18)	2.62	
2005				
Operating Profit	1,187.9	248.7	1,436.6	AMO lawsuit judgment and UK facility damage
Op Profit Growth	5.0%		26.9%	
Net Income	931.0	207.7	1,138.7	
Net Income Growth	6.8%		39.9%	
Diluted EPS	2.98	0.67	3.65	

Appendix:
Non-GAAP Adjustments



June 2006 YTD	Reported	Non-GAAP Adjustment	Adjusted
Gross Profit	1,854.4	5.8	1,860.2
Gross Profit Margin	75.1%		75.4%
Operating Profit	918.2	(69.6)	848.6
Op Profit Growth	23.0%		13.7%
Net Income	761.3	(63.9)	697.4
Net Income Growth	32.5%		21.4%
Fully Diluted EPS	2.45	(0.21)	2.24

Settlement of AMO lawsuit and removal of share-based compensation expenses

Alcon